OFFERING AGREEMENT
Good Works Film LLC

THIS OFFERING AGREEMENT serves as the Subscription for the Offering and its contents, in conjunction with the Issuer's video(s) and documents on WeVidIt's platform, which make up the Offering Materials.

Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND SUCH INVESTMENT IS ILLIQUID AND EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION.

OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE MOBILE-BASED PLATFORM MAINTAINED BY WEVIDIT (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE ISSUER IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS OFFERING AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE OFFERING AGREEMENT, THE OFFERING MEMORANDUM, OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S MOBILE APPLICATION (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE ISSUER OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX, AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE ISSUER, ITS BUSINESS OR ISSUER

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE ISSUER'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "ISSUER," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ISSUER'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE ISSUER DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE ISSUER SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE ISSUER.

THE ISSUER RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER SINCE THAT DATE.

Offering Agreement

1. Subscription

a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Stock") of **Good Works Film LLC**. (the "Issuer"), a Limited Liability Company, organized under the state of **California**, for the principal amount of $_____, upon the terms and conditions set forth herein. The Securities being subscribed, under this Offering Agreement herein, to a security interest through the purchase of Common Stock ("Stock"), also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Issuer's Articles or Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Offering Agreement, Subscriber acknowledges that Subscriber has received this Offering Agreement, a copy of the Offering Memorandum of the Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part at any time prior to a Closing Date (as hereinafter defined) by the Issuer (also referred to as a Creator) at its sole discretion. Subscriber has subscribed for. The Issuer will notify the Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest, and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed **$500,000.00** (the "Maximum Offering"). The Issuer may accept subscriptions until **December 31, 2022** (the "Termination Date"). Providing that subscriptions for **$300,000.00** Securities are received (the "Target Offering"), the Issuer may elect at any time to close all or any portion of this offering on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Offering Agreement shall have no force or effect.

2. Purchase Procedure

a. **Payment**. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Issuer of the signature page of this Offering Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Offering Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. **Escrow arrangements**. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Issuer prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with WeVidIt's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned reflected on the books and records of the Issuer or any transfer agent the Issuer, in its discretion, chooses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Issuer

The Issuer represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. **Organization and Standing**. The Issuer is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of **California**. The Issuer has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Offering Agreement, the Articles or Bylaws, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Issuer or its business.

b. **Eligibility of the Issuer to Make an Offering under Section 4(a)(6)**. The Issuer is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. **Issuance of the Securities**. The issuance, sale, and delivery of the Securities in accordance with this Offering Agreement have been duly authorized by all necessary corporate actions on the part of the Issuer. The Securities, when so issued, sold, and delivered against payment thereof in accordance with the provisions of this Offering Agreement, will be duly and validly issued, fully paid, and non-assessable.

d. **Authority for Agreement**. All action on the part of the Issuer necessary for the authorization of this Offering Agreement, the performance of all obligations of the Issuer hereunder at a Closing, and the authorization, sale, issuance, and delivery of the Securities pursuant hereto have been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Issuer of this Offering Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale, and delivery of the Securities) are within the Issuer's powers and have been duly authorized by all necessary corporate action on the part of the Issuer. Upon full execution hereof, this Offering Agreement shall constitute a valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. **No filings**. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Issuer in connection with the execution, delivery and performance by the Issuer of this Offering Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as having been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Issuer to perform its obligations hereunder.

f. **Financial statements**. Complete copies of the Issuer's financial statements consisting of the statement of financial position of the Issuer as of **December 31, 2022** and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Issuer's listing, or raise page, on WeVidIt. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. If required by Regulation CF, the Issuer has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. **Proceeds**. The Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. Representations and Warranties of Subscriber

By executing this Offering Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. **Requisite Power and Authority**. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Offering Agreement, the Articles or Bylaws, and other agreements required hereunder and to carry out their provisions. All action on the Subscriber's part required for the lawful execution and delivery of this Offering Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Offering Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. **Investment Representations**. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Offering Agreement.

c. **Illiquidity and Continued Economic Risk**. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. **Resales**. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Offering Agreement, it shall not transfer such Securities except:
   i. To the Issuer;
   ii. ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   iii. As part of an offering registered under the Securities Act with the SEC; or
   iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to

a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. **Investment Limits**. Subscriber represents that either:
   i.   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Offering Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   ii. Both of Subscriber's net worth and annual income are more than $107,000, and the amount it is investing pursuant to this Offering Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f. **Stockholder information**. Within five days after receipt of a request from the Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a Stockholder (or potential Stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Issuer as a condition of such transfer**.

g. **Issuer Information**. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Issuer's business, management, and financial affairs with managers, officers, and management of the Issuer and have had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

h. **Domicile**. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

i. **Foreign Investors**. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with an invitation to subscribe for the Securities or any use of this Offering Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding, and disposing of securities issued by a single Issuer ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Issuer may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Issuer pays all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Issuer may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties, and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Issuer and its respective officers, directors, and affiliates, and each other person, if any, who controls the Issuer within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction

This Offering Agreement shall be governed and construed in accordance with the laws of the State of **California**.

Each of the SUBSCRIBER and the ISSUER consents to the jurisdiction of any state or federal court of competent jurisdiction located within **California** and no other place and irrevocably agrees that all actions or proceedings relating to this Offering Agreement may be litigated in such courts. Each of the SUBSCRIBERS and the ISSUER accepts for itself and himself and in connection with its and his respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waives any defense of forum non-conveniens and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Offering Agreement. Each of the SUBSCRIBERS and the ISSUER further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and in the address specified in **Section 10** and the signature page of this Offering Agreement.

Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort, or otherwise) arising out of or relating to this Offering Agreement or the actions of either party in the negotiation, administration, performance, and enforcement thereof, each of the parties hereto also waives any bond or surety or security upon such bond which might, but for this waiver, be required of such party. Each of the parties hereto further warrants and represents that it knowingly and voluntarily waives its jury trial rights. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements, or modifications to this Offering Agreement. In the event of litigation, this Offering Agreement may be filed as written consent to a trial by the court.

8. Notices

Notice, requests, demands, and other communications relating to this Offering Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands, or other communications by electronically delivered telecopy or cable shall be confirmed by the letter given in accordance with (a) or (b) above.

9. Commission and Fees

Both Issuer and Subscriber understand, and agree to the Intermediary, WeVidIt, Inc., commissions, and fees as a service provider and funding portal. In addition to transaction fees passed through from the vendors and service providers used by WeVidIt and disclosed, such as the $500.00 Escrow fee for Issuers and the payment processing fee on ACH of 0.10% and Credit/Debit Cards of 3.15% + $0.70, WeVidIt takes a transaction fee of 1.9% on ACH and .35% on Credit/Debit Cards from Subscribers and a 5% commission and 2.5% equity stake from Issuers. The Issuer and Subscriber acknowledge that the commission and fees are taken from the escrow account upon the successful closing of the raise.

10. Miscellaneous

a. All pronouns and any variations thereof shall be deemed to refer to the masculine-feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

b. This Offering Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators, and successors and shall inure to the benefit of the Issuer and its successors and assigns.

d. None of the provisions of this Offering Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Issuer and Subscriber.

e. In the event any part of this Offering Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of the agreement.

f. The invalidity, illegality, or unenforceability of one or more of the provisions of this Offering Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Offering Agreement in such jurisdiction or the validity, legality, or enforceability of this Offering Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Offering Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Offering Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

i. The headings used in this Offering Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Offering Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Offering Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Offering Agreement.

l. No failure or delay by any party in exercising any right, power, or privilege under this Offering Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Good Works Film LLC
Offering Agreement Signature Page

The undersigned, desiring to purchase Common Stock of Good Works Film LLC by executing this signature page, hereby executes, adopts, and agrees to all terms, conditions, and representations of the Offering Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is

$_____, for a total shares of _____.

b. The Securities being subscribed for will be owned by and should be recorded on the Issuer's books as

held in the name of, _____.

Issuer (Good Works Film LLC)

Signature of Issuer

_____

Signature

Kip Konwise,
Managing Member/Producer

_____

Name (Printed)

09 / 14 / 2022

_____

Date

Field Description Table

Section	Field	Description
1(a)	ISSUER	Good Works Film LLC
1(a)	STATE	California
1(a)	SECURITY	Common Stock
1(a)	STOCK AMOUNT	$0.50 per share unit price
1(d)	MAX STOCK AMOUNT	$500,000
1(d)	MIN STOCK AMOUNT	$300,000
3(f)	STATEMENT DATE	12/31/2022
7	STATE CHOICE	California
Sig Page	SUBSCRIBER	[INVESTOR's NAME]









TITLE	Offering Agreement - Good Works Film LLC
FILE NAME	Offering Agreemen...rks Film LLC.docx
DOCUMENT ID	45d006fd7bfd1c8e51b37de9c3b43ffbabbfcdfc
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	Signed

Document History

SENT	09 / 14 / 2022 17:18:30 UTC	Sent for signature to Kip Konwiser (kip@konwiserbros.com) from msherwood@wevidit.com IP: 74.101.92.34
VIEWED	09 / 14 / 2022 18:36:02 UTC	Viewed by Kip Konwiser (kip@konwiserbros.com) IP: 172.221.105.204
SIGNED	09 / 14 / 2022 18:36:21 UTC	Signed by Kip Konwiser (kip@konwiserbros.com) IP: 172.221.105.204
COMPLETED	09 / 14 / 2022 18:36:21 UTC	The document has been completed.